UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA Capital Advisors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

12230 El Camino Real, Suite 100

(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF

(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North #500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

K. MERCADO-WORLEY
Notary Public - California
San Diego County
Commission # 2244215
My Comm. Expires May 27, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2019

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.............................1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows..5
Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital and Aggregate Indebtedness
   under Rule 15c3-1 of the Securities and Exchange Commission 11
Schedule II - Computation for Determination of Reserve Requirements
   under Rule 15c3-3 of the Securities and Exchange Commission 13
Schedule III - Information Relating to the Possession or Control Requirements
   under Rule 15c3-3 of the Securities and Exchange Commission 14

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	747,672
Accounts receivable		194,145
Prepaid expenses		147,163
Property and equipment, net		27,851
Right of use asset		144,429
Other assets		10,579
Total assets	$	1,271,839

Liabilities and members' equity

Liabilities:

Accounts payable and accrued liabilities	$	32,650
Deferred revenue		81,250
Lease liability		166,524
Total liabilities		280,424
Members' equity		991,415
Total liabilities and members' equity	$	1,271,839

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Consultation fees, net	$	526,250
Success fees		2,487,486
Other income		14,962
Total revenues		3,028,698
Payroll and general and administrative expenses:		
Compensation and payroll-related costs		1,851,105
General and administrative		826,846
Total payroll and general and administrative expenses		2,677,951
Net income	$	350,747

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Note Receivable	Members' Equity	Total
Members' equity at December 31, 2018	$ -	$ 2,289,676	$ 2,289,676
Redemption	-	(228,968)	(228,968)
Contribution	-	618,212	618,212
Purchase of member interest	(618,212)	-	(618,212)
Distributions	73,983	(1,494,023)	(1,420,040)
Net income	-	350,747	350,747
Members' equity at December 31, 2019	$ (544,229)	$ 1,535,644	$ 991,415

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Operating activities

Net income	$	350,747
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization, property and equipment		10,927
Gain on disposal of equipment		(299)
Amortization of right of use asset		150,073
Reduction in lease liability		(127,978)
Changes in operating assets and liabilities:		
Accounts receivable		(141,940)
Prepaid expenses		299
Accounts payable and accrued liabilities		(71,463)
Deferred rent		(36,133)
Deferred revenue		16,250
Net cash provided by operating activities		150,483

Investing activities

Purchase of property and equipment, net		(7,097)
Net cash used in investing activities		(7,097)

Financing activities

Redemption		(228,968)
Distributions		(1,420,040)
Net cash used in financing activities		(1,649,008)

Decrease in cash and cash equivalents		(1,505,622)
Cash and cash equivalents at beginning of year		2,253,294
Cash and cash equivalents at end of year	$	747,672

Supplemental information of non-cash activities:

Non-cash investing and financing activities:

Non-cash distribution	$	(73,983)
Non-cash contribution	$	618,212
Establishment of right of use asset per ASC 842	$	258,370
Establishment of lease liability per ASC 842	$	294,504

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns two types of fees primarily. Consultation fees are recognized over time based on how the services are provided, which is typically over the term of the contract. Success fees are contingent on the successful completion of a transaction.

The Company recognizes consultation fee revenues over the terms of each agreement. The Company recognizes success fee revenues upon consummation of the specific transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2019, deferred revenue was $81,250.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

On January 1, 2019, the Company adopted FASB ASU 2016-02, *Leases* and all subsequent amendments to the ASU (collectively, "ASC 842"). In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. The ASU superseded FASB Accounting Standards Codification ("ASC") 840, *Leases*, and add *Topic 842, Leases*, to the FASB ASC. The core principle is that an entity recognizes assets and liabilities arising from a lease. This represents an improvement over existing lease requirements, which do not require lease assets and lease liabilities to be recognized by many lessees.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2019, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $498,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. During the year ended December 31, 2019, two clients accounted for 55% of total consultation and success fees. As of December 31, 2019, one party accounted for 81% of accounts receivable.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements. As of December 31, 2019, the Company recorded $2,393 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The new guidance represents significant changes to accounting for credit losses and will become effective for the Company in 2021. The Company is evaluating its current reporting to identify the effects of ASC Topic 326.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2019, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2016. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2019. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2019. As a result, no other income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2019:

Furniture & fixtures	$	125,269
Computer hardware		66,702
Tenant improvements		11,434
Total		203,405
Less: accumulated depreciation and amortization		(175,554)
Property and equipment, net	$	27,851

For the year ended December 31, 2019, depreciation and amortization expense was $10,927.

NOTE 4 – LEASES

The Company enters into a facilities lease primarily for the right to use office space. The Company's operating lease became effective December 1, 2017 and expires February 28, 2021. The Company's adoption of ASC 842 resulted in the recognition of $144,429 of right-of-use ("ROU") asset and $166,524 of lease liabilities related to office space. The difference of $22,095 represented deferred rent for the current operating lease, which was an offset to the opening balance of ROU asset. The statement of changes in member's equity prior to January 1, 2019 was not affected by this adoption.

As of December 31, 2019, the following table provides a summary of right of use asset and lease liability:

Right of use asset	$	144,429
Total	$	144,429

Lease liability commitments for years ending December 31:

2020		148,277
2021		25,391
Less discount		(7,144)
Total	$	166,524

NOTE 5 – VALUATION OF FINANCIAL ASSETS

The Company owns warrants of a former client in connection with an engagement completed in 2014. At the time of receipt, the Company concluded the value of the warrants was zero. Since 2014, the former client has incurred significant debt and operating losses and failed to meet its business plan and therefore the warrants remain valued at zero as of December 31, 2019.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2019, the Company had net capital of $611,677, which was $606,677 in excess of the required minimum net capital. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

NOTE 7 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation. For the year ended December 31, 2019, the 401(k) matching contributions made by the Company were $59,407.

NOTE 8 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 9 – MEMBERS' EQUITY

On January 1, 2019, one of the Company's members redeemed 10% of his ownership interest in the Company in exchange for approximately $230,000. Additionally, the Company admitted a new 30% member in exchange for a note receivable of approximately $618,212. The note bears interest at 2.55% and is due 10 years from issuance. Principal payments on the note are due based on the new member's share of the distributions of the Company. The note is secured solely by the new member's interest in the Company. This balance is reflected in the statement of changes in members' equity.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 21, 2020.

SUPPLEMENTARY INFORMATION

RA CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Computation of net capital		
Total member's equity	$	991,415
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		194,145
Prepaid expenses		147,163
Other nonallowable assets		10,579
Property and equipment		27,851
Total deductions		379,738
Net capital	$	611,677
Aggregated indebtedness:		
Items included in the statement of financial condition:		
Accounts payable		5,160
Accrued liabilities		27,490
Lease liability in excess of carrying lease asset		22,095
Total aggregate indebtedness	$	54,745
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of amount required	$	606,677
Net capital less greater of 10% of aggregated indebtedness or 120% of 5,000	$	605,677
Ratio of aggregate indebtedness to net capital	0.09 to 1	

Reconciliation of Computation of Net Capital
See reconciliation on next page.

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS, LLC
SCHEDULE I (CONTINUED)
RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net capital	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 1,535,644
Adjustments:	
Decrease in equity (note receivable classified as purchase in members' interest)	(544,229)
Net capital per financial statements, as adjusted	$ 991,415
Aggregated indebtedness:	
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$ 199,174
Adjustments	
Decrease in non-allowable liabilities	(144,429)
Aggregate indebtedness per financial statement, as adjusted	$ 54,745

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.



Accountants and
business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RA Capital Advisors LLC's management. Our responsibility is to express an opinion on RA Capital Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of RA Capital Advisors LLC's financial statements. The supplementary information is the responsibility of RA Capital Advisors LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP

We have served as RA Capital Advisors LLC's auditor since 2012.

San Diego, California
February 21, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

12230 El Camino Real, Suite 100   Main: 858 704 3200
San Diego, California 92130   Fax: 858 704 3201
www.raca.com

RA Capital Advisors

RA Capital Advisors LLC
2019 Exemption Report Rule
SEA Rule 17a-5(d)(4)

To the Independent Public Accountant under SEA
PKF
San Diego, California

RE: SEA Rule 17a-5 Exemption Report

Broker-dealers who claim an exemption from SEA Rule 15c3-3 must file an "Exemption Report" with the SEC. The Exemption Report must contain which provision the firm is claiming, if the broker-dealer met the provisions during the most recent fiscal year without exception, or if there were exceptions, a description and date of each exception.

I. **Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2019:**

    a. A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i)
    b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

II. **Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2019:**

    a. Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).
    b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

The above statements are made to the best knowledge and belief of RA Capital Advisors LLC. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
December 31, 2019



    Jim Zehentbauer

       FinOp

Kayla McDowell
Chief Compliance Officer
Kayla@raca.com

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Direct: 858 704 3206
Fax: 858 704 3201
Main: 858 704 3200

CUSTOMER PROTECTION RULE



Names of Supervisor:	CCO, FinOp
Frequency of Review:	Continuous, in daily course of 'business, Annually
How Conducted:	Annual review of rule, review of firm business, new regulation, annual report, and needs analysis,
How Documented:	Annual checklist, Form BD, Annual report, meeting notes, memorandums, new procedures, and FINRA notification
Regulation Reference:	Rule 3140, 15c3-3, Rule 2320, 5310

RA Capital Advisors ("RACap") will not carry any margin accounts, will not receive any funds or securities from customers and will not otherwise hold funds or securities for or owe money or securities to customers. In the event that RACap were to receive any funds or securities from customers, it will promptly establish a bank account designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC" and would transmit any such funds and deliver all such securities to, and would effectuate all financial transactions between itself and its customers through such bank account. As a result, RACap is exempt from Rule 15c3-3 under the Exchange Act pursuant to paragraph (k) (2) (i) of that rule.[1]

In the event that it should become necessary, the FinOp shall be responsible for establishing and maintaining an account with a bank that is designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC."

On an annual basis, the FinOp or his or her designee shall review RACap's business activities to verify that it continues to be exempt from the requirements of the SEC's Customer Protection Rule. In the event that the FinOp or his or her designee determines that RACap's business activities have changed, and that it is no longer exempt from the Customer Protection Rule, the FinOp or his or her designee shall notify the Chief Compliance Officer and shall take such other action as he or she deems appropriate to comply with the requirements of the rule.

The FinOp or his or her designee shall make and retain such a record of his or her review as he or she deems appropriate. RACap did not receive any funds or securities for or owe money or securities to customers for the fiscal year ending December 31, 2019.

---
[1]   17 CFR 240.15c3-3(k) (2) (i).



Accountants and
business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RA Capital Advisors LLC

We have reviewed management's statements, included in the accompanying 2019 Exemption Report, in which (1) RA Capital Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RA Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) ("exemption provisions") and (2) RA Capital Advisors LLC stated that RA Capital Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RA Capital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RA Capital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Diego, California   PKF, LLP
February 21, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.


Accountants and business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Members of
RA Capital Advisors LLC
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RA Capital Advisors LLC and the SIPC, solely to assist you and SIPC in evaluating RA Capital Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. RA Capital Advisors LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RA Capital Advisors LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RA Capital Advisors LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California   PKF, LLP
February 21, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.